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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
April 20, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Natural Resources ETF and VanEck Oil Services ETF (the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Funds’ Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectuses. Please file your response to the Staff’s comments on EDGAR at least five business days in advance of the effective date. Please also send notice by email and include a blackline copy showing changes from the initial filing.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS
Comment 2.
With respect to Footnote (a) to the “Annual Fund Operating Expenses” table under each Fund’s “Summary Information—Fund Fees and Expenses” section, please confirm, per prior Staff correspondence with the Trust on this issue, whether there are any remaining offering costs for either of the Funds in this filing. If so, please also confirm: (a) whether each Fund’s offering costs will be paid directly by the Adviser; and (b) whether there is any agreement with the Adviser to recoup offering costs. Finally, please confirm that the Funds are not subject to any expense limitations or reimbursement agreements with the Adviser.

Response 2.
We hereby confirm that the offering costs for the Funds, if any, will be paid by the Adviser until at least May 1, 2023, as described in the “Management of the Fund” section. We further confirm that the Funds are currently not subject to an expense limitation or reimbursement agreement with the Adviser and there is no agreement to recoup offering costs paid by the Adviser.

Comment 3.
With respect to the last paragraph of each Fund’s “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.” Please make this change throughout the Registration Statement as applicable.

Response 3.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, each Fund may not be able to replicate the concentration of its underlying index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the index constituents trade.

Comment 4.	With respect to each Fund’s “Authorized Participant Concentration Risk” disclosure, please add disclosure regarding widening bid/ask spread.

Response 4.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 5.	With respect to each Fund’s “No Guarantee of Active Trading Market” disclosure, please add disclosure regarding widening bid/ask spread.

Response 5.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that this disclosure already covers the risk regarding widening bid/ask spreads.

Comment 6.	With respect to each Fund’s “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, please add disclosure regarding widening bid/ask spread.

Response 6.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that this disclosure already covers the risk regarding widening bid/ask spreads.

Comment 7.
Under the “Additional Information About the Funds’ Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Funds’ principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 7.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 8.
Under the “Additional Information About the Funds’ Investment Strategies and Risks” section, please disclose the Fund’s 80% policies and that shareholders will be given 60 days’ prior notice for any change to such policies. Please also disclose the Funds’ concentration policies and diversification statuses.

Response 8.
We respectfully acknowledge your comment; however, because the requested disclosure is already disclosed under the “Summary Information—Principal Investment Strategies” section, we believe the Fund’s disclosure is appropriate and consistent with the requirements of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.	Please reconcile Investment Restriction 5 under the “Investment Policies and Restrictions—Investment Restrictions” section with VanEck Natural Resources ETF’s concentration policy.

Response 9.
We respectfully note that Investment Restriction 5 as applied to VanEck Natural Resources ETF is intended to maintain the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended, and is separate from the Fund’s concentration policy, which is currently reflected under Investment Restriction 9.

Comment 10.
With respect to Fundamental Restriction 9 under the “Investment Policies and Restrictions—Investment Restrictions” section that states that “except that the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries.”, please change the “may invest” to “will invest.”

Response 10.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under each Fund’s “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s fundamental investment restriction and related disclosure are consistent with those of other passively managed ETFs.

Comment 11.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 11.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 12.	With respect to the last three paragraphs of the “Financial Statements” section, please confirm that the relevant fiscal year-end dates and the hyperlinks will be updated in the 485(b) filing.

Response 12.	The disclosure has been revised accordingly and we hereby confirm that the hyperlinks will be updated in the 485(b) filing.

PART C

Comment 13.	Please remove references to VanEck Ethereum Strategy ETF.

Response 13.	Part C of the Registration Statement has been revised accordingly.

DECLARATION OF TRUST

Comment 14.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 14.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 15.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 15.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 16.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 16.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai